Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Amendment No. 1 to the Registration Statement (Form F-3, file No. 333-150579) and related Prospectus of OceanFreight Inc. for the registration of up to (i) $200,000,000 of its common shares, including the related preferred share purchase rights, preferred shares, debt securities, warrants, purchase contracts, and units, and (ii) up to 52,105 common shares offered by a selling shareholder, and to the incorporation by reference therein of our report dated March 7, 2008, with respect to the consolidated financial statements of OceanFreight Inc., included in its Annual Report (Form 20-F) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

June 2, 2008
Athens, Greece.